Exhibit 11

THE PROGRESSIVE CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(millions - except per share amounts)

	Years Ended December 31,
	2017	2016	2015
Net income attributable to Progressive	$1,592.2	$1,031.0	$1,267.6

Computation of Per Share Earnings Attributable to Progressive
Average shares outstanding - Basic	580.8	581.7	585.5
Net effect of dilutive stock-based compensation	4.9	3.3	3.7
Total equivalent shares - Diluted	585.7	585.0	589.2

Basic: Earnings per share	$2.74	$1.77	$2.16
Diluted: Earnings per share	$2.72	$1.76	$2.15